EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604 682 3701 F (604) 682 3600

April 16, 2026

AVINO ANNOUNCES INAUGURAL CONSOLIDATED MINERAL RESERVES

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE) (“Avino” or the “Company”) a long-standing silver producer in Mexico, has completed a new Mineral Reserve Estimate and updated the Mineral Resource Estimate (“MRE”) which includes La Preciosa, the Avino Mine (consisting of the Elena Tolosa (“ET”) deposit, Guadalupe, and La Potosina) with an effective date of October 31, 2025. The Oxide Tailings Deposit mineral reserve estimate was completed in 2024 and is materially unchanged since its publication and has an effective date of January 16, 2024.

“Establishing mineral reserves across all of our properties is a transformational milestone for Avino,” said David Wolfin, President and CEO. “For the first time, we have defined reserves that demonstrate the underlying quality, scale, and economic potential of our asset base, further advancing the Company toward a multi-asset, mid-tier producer. We are very pleased to report an inaugural mineral reserve estimate of 127 million silver equivalent ounces across our three assets. This milestone is complemented by growth in our mineral resource base. Importantly, this growth was achieved after accounting for depletion from ongoing mining activities, underscoring the strength and continuity of our ore bodies and mineralized systems. Together, these results reinforce the depth of our organic pipeline and position Avino for continued growth and long-term value creation for shareholders.”

HIGHLIGHTS

•	Inaugural Proven and Probable Mineral Reserves at La Preciosa and Avino: The proven and probable mineral reserves at the Company’s three assets totaled 27 million tonnes containing 95 million ounces of silver at a grade of 109 g/t, 356 thousand ounces of gold at a grade of 0.41 g/t, and 85 million pounds of copper at a grade of 0.31%. This calculates to 127 million silver equivalent ounces at a grade of 145 g/t.
•	Significant Resource Conversion to Mineral Reserves: 42% of mineral resources were converted to mineral reserves on a silver equivalent basis representing decades of mine life at current mill throughput levels.
•	Large Measured & Indicated Mineral Resource Base: Measured and indicated mineral resources across three assets totaled 68 million metric tonnes containing 207 million ounces of silver at a grade of 93 g/t, 413 thousand ounces of gold at a grade of 0.32 g/t and 243 million pounds of copper at a grade of 0.16%. This calculates to 301 million silver equivalent ounces at a grade of 162 g/t.
•	Increase in All Mineral Resource Categories: Overall, there was a 9% increase in total measured and indicated mineral resources compared to the last published MRE, after accounting for depletion and 4,560 meters of exploration drilling. Measured mineral resources increasing to 10.8 million tonnes from 8.5 million tonnes, indicated resources increasing to 56.9 million tonnes from 44.6 million tonnes, and inferred resources increasing to 24.8 million tonnes from 23.8 million tonnes.

La Preciosa Property

•	Proven and Probable Mineral Reserves of 11 million tonnes containing 72 million ounces of silver at 206 g/t, and 128 thousand ounces of gold at 0.37 g/t.
•	Measured and Indicated Mineral Resources of 33.2 million tonnes containing 158 million ounces of silver at 148 g/t and 287 thousand ounces of gold at 0.27 g/t.
•	Upgrading in confidence of 3.8 million tonnes to the Measured Mineral Resource category, for a total of 23 million ounces of silver at 186 g/t and 36 thousand ounces of gold at 0.30 g/t.

Avino Property

•	Proven and Probable mineral reserves of 10 million tonnes of ore containing 12 million silver ounces at a grade of 38 g/t, and 127 thousand gold ounces at a grade of 0.41 g/t and 85 million pounds of copper at a grade of 0.40%.
•	A measured and indicated mineral resource of 28 million tonnes containing 37 million silver ounces at a grade of 44 g/t and 309 thousand gold ounces at a grade of 0.37 g/t and 226 million pounds of copper at a grade of 0.32%.

April 16, 2026 - Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Inaugural Consolidated Mineral Reserves

Oxide Tailings Property

•	Proven and Probable Mineral Reserves of 6.7 million tonnes of ore containing 12 million ounces of silver at a grade of 54 g/t, and 102 thousand ounces of gold at a grade of 0.47 g/t.

“The mineral reserve estimates represent an important technical milestone for the Company” said Peter Latta, VP Technical Services. “The reserves have been developed using established industry methodologies and reflect reasonable prospects for eventual economic extraction based on the data available at the time. Converting nearly half of our mineral resources to mineral reserves is an incredible accomplishment for the inaugural reserve calculation with room to continue to grow in 2026. Furthermore, with only 4,560 meters drilled between effective dates of resource estimates, we believe there is a lot of room to expand the resource base as we have ramp up drilling and exploration efforts across both La Preciosa and Avino in 2026, with 30,000 metres committed for this year.”

MINERAL RESERVE AND MINERAL RESOURCE SUMMARY

As of the effective date of October 31, 2025, Proven and Probable Mineral Reserve estimates at the Company's properties totaled 27 million tonnes for 127 million silver equivalent ounces at a grade of 145 g/t.  As of the same date, Measured and Indicated Mineral Resource estimates totaled 67.7 million tonnes and 301 million silver equivalent ounces at a grade of 162 g/t while Inferred Mineral Resources totaled 24.8 million tones and 87.6 million silver equivalent ounces at a grade of 123 g/t. Year-over-year changes primarily reflect discovery and exploration success, Inferred-to-Indicated Mineral Resource conversion, improved geological understanding, and lower cut-off grades supported by higher metal price assumptions, offsetting mining depletion.

Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves, and all Mineral Resources reflect mining depletion through to October 31, 2025.

Table 1. Proven and Probable Mineral Reserves.

Notes for UG Reserves

1.	Totals may not sum due to rounding.
2.

Underground Mineral Reserves as of October 31, 2025 are derived from Measured & Indicated Resources, account for depletion to that date, and are reported with a reference point of mined ore delivered to the plant.

April 16, 2026 - Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Inaugural Consolidated Mineral Reserves

3.

Metal prices considered for the underground Mineral Reserves estimates were US$36.90/t.oz Ag, US$3,210/t.oz Au, and US$4.4/lb Cu. Other key assumptions and parameters include metal recoveries (89% Cu, 74–70% Au, and 87–80% Ag), payable factors applied on a deposit-specific basis (83–96% Ag, 95% Au, and 96.75% Cu), treatment and other smelter charges (US$134.25–68 per dry metric tonne), freight to smelter (US$45 per wet metric tonne), refining charges for silver, gold, and copper (US$0.30/oz Ag, US$6.00/oz Au, and US$0.07/lb Cu), and applicable concentrate penalties. Mining, processing, and G&A operating costs for the Gloria, Abundancia, and Martha veins were estimated at US$75.31/t, US$55.21/t, and US$60.89/t for mining; US$18.45/t for processing; and US$16.80/t for G&A, respectively, resulting in NSR breakeven cut‑off values of US$110.56/t for Gloria, US$90.46/t for Abundancia, and US$96.14/t for Martha.

4.

AgEQ grade is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract as of effective date.

Notes for Oxide Tailings Reserves

1.	No material change has occurred since the 2024 PFS; reviewed by the QP and remains valid under current assumptions.
2.	The effective date of the Oxide Tailings Reserves Estimate is January 16, 2024.
3.	Reserves estimated assuming open pit mining methods
4.	Reserves are reported on a dry in-situ basis
5.	Reserves are based on a gold price of US $1850/tr oz., and silver price of US $22/tr oz, mining cost of US$1.00/t mined, milling costs of US$18.00/t feed, and USG&A cost of US$3.00/t feed.
6.	Mineral Reserve includes consideration for 1% mining dilution and 99% mining recovery.
7.	Ore-waste cut-off was based on US$21.00/t of NSR.
8.

AgEQ grade is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract as of effective date.

Table 2. Mineral Resources Inclusive of the Mineral Reserves.

Notes for Resources

1.	Totals may not sum due to rounding.
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.

The Mineral Resource estimate is classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves incorporated by reference into NI 43-101 Standards of Disclosure for Mineral Projects (“NI-43-101”).

April 16, 2026 - Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Inaugural Consolidated Mineral Reserves

4.	The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves
5.	Based on recent mining costs, Mineral Resources are reported for Avino at cut-off grades of 55 g/t, 130 g/t, 100 g/t for Avino ET, Guadalupe, and La Potosina, respectively.
6.

Based on recent mining costs, Mineral Resources are reported at La Preciosa Ag recovery 80%, Au Recovery 70%, Ag price $36.90/t. oz., Au price $3,210/t. oz. Cut-off grades in silver equivalent grades (AgEQ), Avino Mine – 55 g/t, La Preciosa Underground – 120 g/t, Oxide Tailings -50 g/t.

Mineral Resource Estimation

The definitive estimation methods used were similar for all deposits (Ordinary Kriging), providing a consistent baseline for strategic planning.

Mineral resources were estimated by ordinary kriging, optimized using kriging neighbourhood analysis and verified by means of nearest neighbour and inverse distance methods, swathplot comparisons of estimates and visual inspections. Block models were created for the San Gonzalo, and Avino Vein Systems ET, Guadalupe, La Potosina, La Preciosa and the Oxide Tailings deposit, and estimates were made using industry standard techniques.

Fundamental changes since the previous mineral resource estimates in 2020 and 2024 are (1) depletion due to mining, (2) new sampling and drilling information and (3) changes to the interpretation of the breccias and vein models at Avino ET and La Preciosa.

More sampling information does not always lead to direct increases in resource tonnages and contained metal. In some cases, the new information provides improved understanding (developed by variogram modelling and kriging neighborhood analysis) that may demote some portions of mineral resource from high confidence measured and indicated categories, to a lower confidence inferred category.

Classification criteria are summarized in the following table.

April 16, 2026 - Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Inaugural Consolidated Mineral Reserves

The mineral resources and reserves estimate are being included in an updated technical report (the “Updated Technical Report”  prepared by Tetra Tech Canada Inc. in accordance with the requirements of NI-43-101), which will be available on SEDAR+ at www.sedarplus.ca under the Company’s profile and filed on Form 6-K with the SEC within 45 days.

Factors that May Affect the Mineral Reserve estimates

Factors that could materially influence the Mineral Reserve estimates include potential fluctuations in metal prices and exchange rate assumptions; geotechnical conditions that may compromise underground stability and contribute to increased unplanned dilution or mining losses; unexpected variations in equipment productivity; and any reduction in the mine’s ability to process mineralized material at planned throughput rates or achieve expected metallurgical recoveries. Additional risks relate to higher-than-anticipated geological variability, tailings storage capacity, cost escalation driven by external economic pressures, and changes to taxation assumptions. The estimates may also be impacted by challenges in maintaining consistent access to mining areas, changes to permitting or regulatory frameworks underlying the mine plan, risks associated with securing mining concessions and surface rights, and the renewal of agreements with local surface owners, as well as the ongoing requirement to maintain social and environmental licenses to operate.

The existing tailings storage infrastructure does not currently have sufficient capacity for the full reserve tonnage; however, conceptual expansion options have been identified and will be evaluated and confirmed through detailed geotechnical and engineering studies. Preliminary, high-level volumetric assessments suggest that the mineral concession in the Avino Area may be able to accommodate the projected tailings volume subject to the results of these further investigations. Detailed geotechnical stability analyses and comprehensive engineering studies are still required to confirm the definitive storage capacity. As such, the underground Mineral Reserves Estimate may be subject to modification pending the outcome of these studies

Qualified Person(s)

The Qualified Persons as defined by NI 43-101, who are responsible for the technical content and have verified the underlying data of this news release are Michael O’Brien P.Geo., Senior Principal Consultant, Red Pennant Communications Corp., and Peter Latta, P.Eng, Avino’s VP, Technical Services. The mineral resource estimate and mineral reserve estimate in this news release were prepared under the supervision of, or were reviewed by both Mr. Latta and Mr. O’Brien, both of whom are qualified persons within the context of NI 43-101.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Early in 2024, the Pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. Avino has been included in the Toronto Stock Exchange’s 2025 TSX30™. Avino has distinguished itself by reaching the 5th position on the TSX30 2025 ranking. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than two years with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on  X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “intends”, “estimates”, “envisages”, “potential”, “possible”, “strategy”, “goals”, “opportunities”, “objectives”, or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

April 16, 2026 - Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Inaugural Consolidated Mineral Reserves

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on the Company or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; the timing and amount of estimated future exploration and development; costs and timing of the development of deposits; capital projects and exploration activities and the possible results thereof; completion and filing of the updated Mineral Resource Estimate; future operating procedures; infrastructure development and economic enhancement projects. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward- looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if our property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements reflect the beliefs, opinions and projections of management on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company’s business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; fluctuations in the spot and forward price of gold, silver, copper, base metals or certain other commodities; fluctuations in the currency markets (such as the Mexican Peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; requirements for additional capital to support expansion projects; changes in project parameters as plans continue to be refined; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); effectiveness of environmental mitigations and strategies including production of tailings and mine rock and water management strategies,  the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is formed under the laws of British Columbia, Canada and qualifies as a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.